November 15, 2019

Re:	Reynolds Consumer Products Inc.
Registration Statement on Form S-1 Filed November 15, 2019
CIK No. 0001786431

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Reynolds Consumer Products Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated November 8, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting a Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Draft Registration Statement submitted on October 25, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revision addressing the particular comment appears.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed October 25, 2019

Use of Proceeds, page 44

1.	Please disclose here the interest rate and maturity of the New Term Loan Facility to be repaid from the net proceeds of the underwriters’ options exercise. See Item 504 of Regulation S-K.

Ms. Sherry Haywood Office of Manufacturing and Construction Division of Corporate Finance U.S. Securities and Exchange Commission	2	November 15, 2019

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed October 25, 2019

Executive Officers, page 116

2.

For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 118 - 119 of the Registration Statement.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail

Lance Mitchell, Chief Executive Officer

Michael Graham, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.